UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JULY 12, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

RXi Pharmaceuticals Corporation

File No. 005-86901 - CF#29529

OPKO Health, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13D filed on March 22, 2013 relating to the company's beneficial ownership of common shares of RXi Pharmaceuticals Corporation.

Based on representations by OPKO Health, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1	through March 21, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele M. Anderson
Chief, Office of Mergers and Acquisitions